EXECUTION VERSION
Exhibit 10.1
CRAWFORD & COMPANY
THE GARDEN CITY GROUP, INC.
Employment Agreement for David A. Isaac
Effective January 1, 2011

CRAWFORD & COMPANY
THE GARDEN CITY GROUP, INC.
Employment Agreement for David A. Isaac
Effective January 1, 2011

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CRAWFORD & COMPANY
THE GARDEN CITY GROUP, INC.
Employment Agreement for David A. Isaac
Effective January 1, 2011
     THIS EMPLOYMENT AGREEMENT (“Agreement”) by and among Crawford & Company, a Georgia corporation (the “Company”), The Garden City Group, Inc., a Delaware corporation wholly owned by the Company (“GCG”), and David A. Isaac (“Executive”) is effective as of January 1, 2011 (the “Effective Date”).
W I T N E S S E T H
     WHEREAS, the Company and GCG desire that Executive continue to be employed as Chief Executive Officer of GCG, and Executive desires to continue such employment, on the terms and conditions herein set forth.
     NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained herein, and other good and valuable consideration the receipt and adequacy of which the parties each hereby acknowledge, the Company, GCG and Executive, intending to be legally bound, hereby agree as follows:
     1. Employment.
     The Company and GCG hereby agree to continue the employment of Executive as GCG’s Chief Executive Officer, and Executive hereby agrees to continue such employment during the Term as defined in Section 2 (subject to Sections 6 and 7) and to serve in such capacity from and after the Effective Date, upon the terms and conditions set forth in this Agreement. Executive previously served as Chief Executive Officer of GCG pursuant to the terms of an employment agreement originally effective as of January 1, 2006, and as subsequently amended (the “Prior Employment Agreement”), and Executive’s employment by GCG under this Agreement is a continuation of his employment under the Prior Employment Agreement. The Prior Employment Agreement is replaced and superseded by this Agreement, and shall have no further effect after the Effective Date; except that Executive remains entitled to all rights and benefits accrued under the Prior Employment Agreement as of the Effective Date to the extent such rights and benefits remain unpaid and to the extent such rights and benefits are not duplicated under this Agreement.
     2. Term.
     The term of employment of Executive under this Agreement (the “Term”) shall be the period commencing on the Effective Date and ending on December 31, 2015 and any period of extension thereof in accordance with this Section 2, except that the Term will end at a date, prior to the end of such period or extension thereof, specified in Section 6 or 7 in the event of termination of Executive’s employment. The Term, if not previously ended, shall be extended automatically without further action by either party by one additional year (added to the end of the Term) first on December 31, 2015 (extending the Term to December 31, 2016) and on each succeeding December 31 thereafter, unless either party shall have served written notice in accordance with Section 13(c) upon the other party not later than the August 31 before the December 31 extension date electing not to extend the Term further as of that December 31 extension date, in which case employment shall terminate on that December 31 and the Term shall end at that date, subject to earlier termination of employment and earlier termination of the Term in accordance with Section 6 or 7. The foregoing notwithstanding, in the event there occurs a Change of Control (as defined below) during the Term, the Term will extend until the later of December 31, 2017 or December 31 of the second calendar year following the calendar year in which the Change of Control occurs (subject to Section 6 or 7) and, in either case, the Term will be automatically extended without further action by either party by one additional year (added to the end of the Term) unless either party shall have served written notice in accordance with Section 13(c) upon the other party not later than the August 31 before the December 31 extension date electing not to extend the Term further as of that December 31 extension date in which case, employment shall terminate on that December 31 and the Term shall end at that date, subject to earlier termination of employment and earlier termination of the Term in accordance with Section 6 or 7. Any termination of Executive’s employment in connection with the Company’s non-renewal of the Term (i.e., following notice by the Company electing not to extend the Term as described above), during the six (6) month period immediately following such end of the Term, shall be treated as a termination without Cause (as defined below) for all purposes of this Agreement and the transactions contemplated hereby.
     3. Offices and Duties.
     The provisions of this Section 3 will apply during the Term.
     (a) Generally. Executive shall serve as the Chief Executive Officer of GCG. Executive shall have and perform such duties, responsibilities, and authorities as are customary for the Chief Executive Officer of GCG, with his principal area of authority and responsibility being for all daily activities and/or the direction of daily activities regarding all operations of GCG. Executive shall also have authority and responsibility for marketing GCG’s services to clients and prospective clients, providing advice and assistance in enhancing GCG’s services to meet the needs of new clients or prospective clients, business development and sales of GCG and enhancing GCG’s position in the marketplace. Executive shall devote his full business time and attention, and his best efforts, skills, abilities, experience, and talent, to the position of Chief Executive Officer of GCG and for the businesses of GCG, except that Executive (i) may make personal and family investments which are not in conflict with his duties hereunder and manage personal and family financial and legal affairs, (ii) undertake public speaking engagements, and (iii) serve as a director of (or similar position with) any educational, charitable, community, civic, religious, or similar type of organization, so long as such activities (i.e., those listed in clauses (i) through (iii)) do not preclude or render unlawful Executive’s employment or service to GCG or otherwise materially conflict with the performance of Executive’s duties under this Agreement or impair the business of GCG, the Company or any of their subsidiaries. The existence of any such material conflict shall be determined in good faith by the Board of Directors of GCG (the “GCG Board”). Executive will report directly to the Chief Executive Officer of the Company. Executive’s title, position, duties, responsibilities and authorities set forth in this Section 3(a) are material provisions of this Agreement.
     (b) Place of Employment. Executive’s principal place of employment shall be in the New York City metropolitan area. Executive shall perform his duties from such location (and such other locations to which Executive may periodically travel), except for business travel. The provisions of this Section 3(b) are material provisions of the Agreement.
     4. Salary, Annual Incentive Compensation and Commissions.
     As partial compensation for the services to be rendered hereunder by Executive, GCG agrees to pay to Executive during the Term the compensation set forth in this Section 4.
     (a) Base Salary. GCG will pay to Executive during the Term a base salary at the annual rate of $700,000, payable in accordance with GCG’s normal payroll practices (subject to any permitted deferrals under GCG or Company deferral plans). Executive’s annual base salary shall be reviewed by GCG at least annually during the Term, beginning in 2012 and, with the approval of the Company, may be increased above, but may not be reduced below, the then-current rate of such base salary. For purposes of this Agreement, “Base Salary” means Executive’s then-current base salary.
     (b) Annual Incentive Compensation. GCG will pay to Executive annual incentive compensation under the Crawford & Company 2007 Management Team Incentive Compensation Plan (or any successor plan), which shall offer to Executive an opportunity to earn additional compensation based upon performance in amounts determined in accordance with this Section 4(b). For each fiscal year of GCG commencing during the Term, this annual incentive opportunity shall entitle Executive to annual incentive payments as follows:

Payment Level	Payment Amount	Required Annual Performance
Minimum	$250,000	10% growth in five-year average GCG pre-tax income
Target	$500,000	15% growth in five-year average GCG pre-tax income
Maximum	$750,000	20% growth in five-year average GCG pre-tax income
Pre-tax income shall be determined based on pre-tax income of GCG determined in connection with the preparation of the Company’s audited financial statements determined in accordance with GAAP as applied by the Company in each relevant year. For this purpose, pre-tax income shall be determined before taxes but after expense (including expense for this annual incentive compensation, equity awards, services paid for by the Company for the benefit of GCG (to be reevaluated annually as agreed to by Executive and the Chief Executive Officer of the Company) and interest on borrowed funds (if any) at the Company’s prevailing rate of interest). For each annual performance period (i.e., each fiscal year of GCG), growth shall be measured comparing the pre-tax income in the relevant performance period to the average actual pre-tax income in the five preceding years. Notwithstanding the foregoing, for Executive’s annual incentive compensation for 2011, the relevant performance period shall be the six (6) month period beginning July 1, 2011, and ending December 31, 2011 (the “2011 performance period”); and in determining the level of achievement of the required annual performance for payment at Minimum, Target or Maximum, or between such levels, with respect to Executive’s annual incentive compensation for 2011, growth shall be measured comparing the pre-tax income in the 2011 performance period to twenty-five percent (25%) of GCG’s average actual pre-tax income in the five calendar years preceding 2011. For performance between Minimum and Target, or between Target and Maximum, straight-line interpolation will apply. For each performance period during the Term, no amount will be payable for cumulative performance less than 10% growth and the maximum amount payable will be $750,000. Payment of the annual incentive shall be required to be made between January 1 and March 15 of the calendar year following the performance year; provided, however, that if audited financial statements for the performance year have not been prepared and completed by March 15 of the following year due to unforeseeable circumstances, the payment of the annual incentive shall be delayed until 15 days after delivery of such audited financial statements; provided, further, that any such payment will be in the form of a single lump sum cash payment, and will be made no later than December 31 of the year following the performance year.
     (c) Commissions on Gross Fee Revenue. Executive will be entitled to a commission paid by GCG based on the gross fee revenues of GCG during the Term actually recognized on GCG’s books and records in accordance with generally accepted accounting principles, less reasonable reserves for bad debt, from cases and projects that commenced since July 4, 1996, net of pass-through expenses billed to clients, in an amount equal to 3.1 percent (3.1%) of such gross fee revenues per calendar year. For this purpose, fees shall include revenues earned by GCG related to advertising placed by GCG for clients and revenues earned from money management and cash deposit services, but shall exclude any revenues directly resulting from the closing of an acquisition or merger by GCG and recognized by GCG in connection therewith. These commissions will be payable by GCG semi-annually during each January, with respect to gross fee revenue recognized in respect of the immediately preceding July through December, and July, with respect to gross fee revenue recognized in respect of the immediately preceding January through June. Executive’s entitlement to commission payments described in this Section 4(c) is contingent on Executive’s substantial compliance with Section 3(a), including, without limitation, with respect to sales and business development (other than any such failure resulting from incapacity due to physical or mental illness or disability, but not beyond the date on which Executive’s employment is terminated as a result thereof in accordance with Section 6(b)).
     In the event of a merger or acquisition by GCG or any affiliate thereof or in the event of a disposition by GCG or any affiliate thereof, the Company and Executive shall negotiate in good faith and agree upon equitable adjustments to the determination of commissions on gross fee revenue for purposes of this Section 4(c), subject to the following:
(i)	With regard to cases and projects of a company acquired by or merged with GCG or any affiliate thereof, Executive will be entitled to commissions hereunder in respect of gross fee revenues resulting from any matters actually worked on by the Executive and any additions and extensions of such cases and projects acquired and on any new cases or projects of such acquired company, but the existing cases and projects at the time of the acquisition (including the scope thereof and expected revenues) shall be documented in writing at the time of the acquisition in a manner reasonably satisfactory to the Company and Executive in order to establish that an event thereafter should be deemed a matter worked on by Executive or an addition or extension to any such case or project.

(ii)	If the Company, GCG, and Executive cannot agree upon the appropriate manner for adjusting the fee commission opportunities affected by such a merger or acquisition or disposition within 60 days after completion of the transaction, the parties agree that they will submit to mediation leading to binding arbitration (any such arbitration to be in accordance with Section 12(b)). No dispute under this Section 4(c) other than failure to comply with a binding agreement resolving the issues under this Section 4(c) (including but not limited to as a result of mediation or arbitration) shall constitute Cause under Section 8(a) or Good Reason under Section 8(e) hereof.
     5. Long-Term Compensation, Benefits, Expense Reimbursement and Other Provisions.
     (a) Executive Compensation Plans. Executive shall be entitled during the Term to participate in the Crawford & Company Long-Term Incentive Plan for awards under the Crawford & Company Executive Stock Bonus Plan and/or the Crawford & Company 2007 Management Team Incentive Compensation Plan, or any successor(s) thereto or any other equity compensation plan maintained by GCG or the Company from time to time, with entitlement to grants during the Term in such form(s) and amount(s) as shall be determined in good faith by the Compensation Committee of the Board of Directors of the Company (“Company Board”) under such plans; provided, however, that any awards granted thereunder shall contain terms regarding vesting, settlement and exercise upon a termination of employment and change in control (or similar events) that are generally no less favorable than the terms of awards granted to senior executives of the Company. Notwithstanding the foregoing, for 2011, Executive shall instead be entitled to a grant of fifteen thousand (15,000) performance share units (“PSUs”), at target performance levels, with the actual number of such PSUs earned with respect to such grant to be based on the earnings per share of the Company at the levels determined by the Compensation Committee of the Company Board pursuant to such plans.
     (b) Employee and Executive Benefit Plans. Executive shall be entitled during the Term to participate, without discrimination or duplication, in all employee and executive benefit plans and programs of GCG or the Company, as presently in effect or as they may be modified or added to by GCG or the Company from time to time, if and to the extent such plans are generally available to other senior executives or employees of GCG, on terms generally no less favorable than the terms of participation of other senior executives, subject to the eligibility and other requirements of such plans and programs, including without limitation plans providing retirement benefits, medical insurance and health benefits, life insurance, disability insurance, accidental death or dismemberment insurance, and welfare benefits, as well as savings, profit-sharing, and stock ownership plans.
     In furtherance of and not in limitation of the foregoing, during the Term, GCG, at its own expense, will provide the following benefits to Executive:
(i)	Vacation. Executive will participate as the Chief Executive Officer of GCG in GCG’s executive and employee vacation and time-off programs; provided that Executive shall be entitled to a minimum of four weeks of vacation per year, exclusive of GCG holidays.

(ii)	Life Insurance. Executive shall be entitled to maintain and/or procure a term life insurance policy or policies on Executive’s life providing death benefits in the aggregate of $1.5 million, with respect to which annual premiums shall be paid by GCG, provided that the cost of the policy or policies shall not exceed standard rates. (Such $1.5 million coverage amount shall be inclusive of any supplemental life insurance coverage in effect, and with respect to which GCG is responsible for premium payments, as of the Effective Date.) If the cost of a policy or policies would exceed standard rates, Executive shall be entitled to procure term life insurance providing the largest death benefit that can be purchased for an amount equal to the standard-rate cost of a $1.5 million policy. Executive’s entitlement to this benefit is conditioned upon Executive procuring life insurance coverage and submitting proof thereof to GCG.

(iii)	Short-Term Disability. Executive shall be entitled to a short-term disability benefit of 60% of Base Salary for up to six months.

(iv)	Long-Term Disability. Executive shall be entitled to long-term disability insurance, with a monthly benefit of $15,000 to Executive for the duration of the disability (up to age 65 or, for such longer period permitted under GCG’s long-term disability policy), commencing with the expiration of short-term disability benefits.

(v)	Car Expense. Executive shall be entitled to $1,000 per month to cover the costs of an automobile and associated insurance.
GCG and the Company shall have the right to purchase key man or other insurance on the life of Executive to fund welfare and employee benefits (including the obligations under this Section 5(b)).
     (c) Reimbursement of Expenses. GCG will promptly reimburse Executive for all out-of-pocket business expenses and disbursements reasonably incurred by Executive in the performance of Executive’s duties during the Term. From and after the date of execution of this Agreement by the parties, such reimbursements shall be subject to Executive’s furnishing the Chief Executive Officer of the Company reasonably satisfactory evidence (such as receipts) substantiating the claimed expenditures (such expenses being commensurate with the office and executive position of Executive hereunder) in accordance with reimbursement policies as in effect from time to time.
     (d) Company Registration Obligations. The Company will use its best efforts, at its own expense, to file with the Securities and Exchange Commission and thereafter maintain the effectiveness of one or more registration statements registering under the Securities Act of 1933, as amended (the “1933 Act”), the offer and sale of shares by the Company to Executive pursuant to stock options and any other equity-based awards granted to Executive under any Company equity plans or apart from a Company equity plan. In addition, (i) if shares of Company stock are acquired by Executive in a transaction resulting in the acquired shares being “restricted securities” for purposes of the 1933 Act, (ii) if Rule 144 under the 1933 Act is not available for the sale by Executive of his Company stock, or (iii) if Executive’s aggregate holdings of Company stock exceed the then applicable volume limitation under Rule 144 under the 1933 Act such that such holdings could not be promptly resold (i.e., within a three-month period) under Rule 144, the Company will, upon request of Executive, use its best efforts to file a registration statement (or amend a previously filed registration statement) registering the reoffer and resale of shares acquired by Executive from the Company and thereafter to maintain the registration statement in effect (including a current reoffer prospectus) for a period of one year.
     (e) Internal Revenue Code Section 409A. The parties hereto acknowledge and agree that all amounts payable hereunder that are non-qualified deferred compensation within the meaning of, and subject to, Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) comply with the requirements thereof. The parties further agree not to take any position, and to cause their affiliates, successors and assigns not to take any position, inconsistent with such agreement for any reporting purposes, whether internal or external. This Agreement shall be interpreted, applied and administered in the least restrictive manner necessary to comply with Code Section 409A. Notwithstanding any other provision of this Agreement to the contrary, if Executive is a “specified employee” within the meaning of Code Section 409A and a payment to Executive hereunder would subject Executive to any penalties or taxes under Code Section 409A if such payment is made within six (6) months after Executive’s Separation from Service, then such payment will not be made during the six-month period immediately following Executive’s Separation from Service except as provided in the immediately following sentence. In such an event, any payments hereunder that would otherwise have been made during such six-month period and which would have been subject to such Code Section 409A penalties or taxes will instead be paid to Executive in a lump-sum cash payment (credited with interest at the prime rate in effect at the time such amount first becomes payable, as quoted by the Company’s principal bank) on the earlier of (i) the first regular payroll date of the seventh month following Executive’s Separation from Service or (ii) the 10th business day following the Executive’s death. If Executive’s termination of employment does not constitute a Separation from Service, then any amounts payable hereunder on account of a termination of the Executive’s employment and which are subject to Code Section 409A will not be paid until the Executive has experienced a Separation from Service.
     The Company, GCG and Executive acknowledge and agree that, except to the extent required by or permitted under Code Section 409A, no benefit or payment described in this Agreement may be accelerated or delayed. Each payment under this Agreement (whether of cash, property or benefits) shall be treated as a separate payment for purposes of Code Section 409A. No assets will be set aside with respect to payment of any amounts of non-qualified deferred compensation described in this Agreement if doing so would be treated as a transfer of property pursuant to Code Section 409A(b).
     To the extent that any amounts provided pursuant to or described in this Agreement are reimbursements or in-kind benefits, then, to the extent required by Code Section 409A, the amount of such payments or benefits during any calendar year shall not affect the amount of benefits provided in any other calendar year, the right to any such payments shall not be subject to liquidation or exchange for another benefit or payment, and payment of any reimbursements shall be made promptly, but in no event later than the last day of the calendar year immediately following the calendar year in which the related expense was incurred.

     6. Termination Due to Death or Disability.
     (a) Death. In the event of Executive’s death which results in the termination of Executive’s employment, the Term will terminate, all obligations of GCG, the Company and Executive under Sections 1 through 5 (but excluding Sections 5(d) and 5(e)) of this Agreement will immediately cease except for obligations which expressly continue after death, and GCG and the Company will pay Executive’s estate (which term includes a beneficiary in any case in which a beneficiary is validly designated), and Executive’s estate will be entitled to receive, the following:
(i)	Executive’s Compensation Accrued at Termination (as defined in Section 8(c));

(ii)	Executive’s estate shall continue to receive payment of Executive’s Base Salary for six months after death, to be paid in accordance with normal payroll practices;

(iii)	In lieu of any annual incentive compensation under Section 4(b) for the year in which Executive’s death occurred, an amount equal to the annual incentive compensation that was payable with respect to the previous year multiplied by a fraction the numerator of which is the number of days Executive was employed in the year of his death and the denominator of which is 365, to be paid in a single lump sum amount during the 45-day period following Executive’s death;

(iv)	For a period of two years after Executive’s death, Executive’s estate shall be paid commissions pursuant to Section 4(c) hereof on any gross fee revenue derived from business that was initiated before the date of death. Such amounts shall be payable in the time and manner described in Section 4(c). For purposes of this provision, business is “initiated” if there is written documentation establishing a firm engagement for specified services of GCG on a particular case or otherwise documented under GCG’s current policy for opening a case, or if pursuant to any agreement executed within 60 days following the Executive’s death;

(v)	For a period of two years after Executive’s death, Executive’s estate shall be entitled to payment of annual incentive compensation as described in Section 4(b), such amounts to be paid at the same time and in the same manner as such annual incentive compensation is payable to similarly situated employees who remain in active service during such two-year period. The amount so payable for the calendar year in which Executive’s death occurs shall be equal to the annual incentive compensation that was payable with respect to the previous year offset by the amount paid pursuant to Section 6(a)(iii). The amount so payable in each year after the calendar year in which Executive’s death occurs shall be equal to Executive’s annual incentive compensation that was payable under Section 4(b) with respect to the year preceding the year during which Executive’s death occurs. Additionally, the amount so payable for the second calendar year following Executive’s death will be prorated by multiplying the amount that would be payable for the full year by a fraction, the numerator of which is the number of days from January 1 of that year through the second anniversary of Executive’s death and the denominator of which is 365; and

(vi)	All other rights to compensation following death payable by GCG or the Company to Executive’s estate, including benefits, shall be determined in accordance with the plans, policies and practices of GCG and the Company as then in effect.
     (b) Disability. GCG may terminate the employment of Executive hereunder due to the Disability (as defined in Section 8(d)) of Executive. Such employment shall terminate at the time a Notice of Termination is given (or at such later date as may be specified in the Notice of Termination), unless Executive has returned to service and presented to GCG a certificate of good health prior to such termination as specified in Section 8(d). Upon Executive’s Separation from Service due to Disability, the Term will terminate, all obligations of GCG, the Company and Executive under Sections 1 through 5 (but excluding Sections 5(d) and 5(e)) of this Agreement will immediately cease except for obligations which expressly continue after termination of employment due to Disability, and GCG and the Company will pay Executive and, subject to Executive’s continuing compliance with the terms of this Agreement, Executive will be entitled to receive, the following:
(i)	Executive’s Compensation Accrued at Termination;

(ii)	Executive shall continue to receive payment of Executive’s Base Salary for six months after termination, reduced by any disability benefits paid in lieu of Base Salary under GCG’s or the Company’s employee benefit plans or programs then in effect, to be paid in accordance with normal payroll practices;

(iii)	For a period of two years after Executive’s termination, Executive shall be paid commissions pursuant to Section 4(c) hereof on any gross fee revenue derived from business that was initiated before the date of termination. Such amounts shall be payable in the time and manner described in Section 4(c). For purposes of this provision, business is “initiated” if there is written documentation establishing a firm engagement for specified services of GCG on a particular case or otherwise documented under GCG’s current policies for opening a case, or if pursuant to any agreement executed within 60 days following the Executive’s termination of employment;

(iv)	For a period of two years after Executive’s termination, Executive shall be entitled to payment of annual incentive compensation as described in Section 4(b), such amounts to be paid at the same time and in the same manner as such annual incentive compensation is payable to similarly situated employees who remain in active service during such two-year period. The amount so payable for the calendar year in which Executive’s termination occurs shall be equal to the annual incentive compensation that was payable with respect to the previous year. The amount so payable in each year after the calendar year in which Executive’s termination occurs shall be equal to Executive’s annual incentive compensation that was payable under Section 4(b) with respect to the year preceding the year of his termination. Additionally, the amount so payable for the second calendar year following termination will be prorated by multiplying the amount that would be payable for the full year by a fraction, the numerator of which is the number of days from January 1 of that year through the second anniversary of Executive’s termination and the denominator of which is 365; and

(v)	All other rights to compensation following termination due to Disability payable by GCG or the Company to Executive, including benefits, shall be determined in accordance with the plans, policies and practices of GCG and the Company as then in effect.
     (c) Other Terms of Payment Following Death or Disability. Nothing in this Section 6 shall limit the benefits payable or provided in the event Executive’s employment terminates due to death or Disability under the terms of plans or programs of GCG or the Company more favorable to Executive (or his beneficiaries) than the benefits payable or provided under this Section 6 (except in the case of annual incentives in lieu of which amounts are paid hereunder), including plans and programs adopted after the date of this Agreement, and Executive will be entitled to any additional benefit that may be provided thereunder per the terms of such plans or programs.
     7. Termination of Employment for Reasons Other Than Death or Disability.
     (a) Termination by GCG or the Company for Cause or Voluntary Termination by Executive not for Good Reason. GCG or the Company may terminate the employment of Executive hereunder for Cause (as defined in Section 8(a)) at any time. Executive may terminate employment voluntarily without Good Reason at any time. At the time Executive Separates from Service as a result of termination of his employment for Cause, or by Executive voluntarily without Good Reason, the Term will terminate, all obligations of GCG, the Company and Executive under Sections 1 through 5 (but excluding Sections 5(d) and 5(e)) of this Agreement will immediately cease, and GCG and the Company will pay Executive, and Executive will be entitled to receive, the following:
(i)	Executive’s Compensation Accrued at Termination;

(ii)	All rights to any unpaid annual incentive award for the year of termination will be forfeited;

(iii)	All unvested stock options and other unvested equity awards will be forfeited, and in other respects outstanding equity awards (such as vested options) will be subject to the terms under which the awards were granted (but subject to Section 5(e) hereof); and

(iv)	All other rights to compensation following such termination payable by GCG or the Company to Executive, including benefits, shall be determined in accordance with the plans, policies and practices of GCG and the Company as then in effect.
     (b) Termination by GCG or the Company Without Cause Not Related to a Change of Control. GCG or the Company may terminate the employment of Executive hereunder without Cause, if the date of termination is more than 3 months prior to and more than 12 months following a Change of Control, upon at least 30 days’ prior written notice to Executive. At the time Executive Separates from Service as a result of termination of his employment under this Section 7(b), the Term will terminate, all remaining obligations of GCG, the Company and Executive under Sections 1 through 5 (but excluding Sections 5(d) and 5(e)) and 11 of this Agreement will immediately cease (except as expressly provided below), and GCG and the Company will pay Executive and, subject to Executive’s continuing compliance with the terms of this Agreement, Executive will be entitled to receive, the following:
(i)	Executive’s Compensation Accrued at Termination;

(ii)	Executive shall continue to receive payment of Executive’s Base Salary for 12 months after termination, to be paid in accordance with normal payroll practices;

(iii)	For a period of 12 months after Executive’s termination, Executive shall be paid commissions pursuant to Section 4(c) hereof on any gross fee revenue derived from business that was initiated before the date of termination. Such amounts shall be payable in the time and manner described in Section 4(c). For purposes of this provision, business is “initiated” if there is written documentation establishing a firm engagement for specified services of GCG on a particular case or otherwise documented under GCG’s current policies for opening a case, or if pursuant to any agreement executed within 60 days following the Executive’s termination of employment;

(iv)	For the year of termination and continuing during a period of 12 months after Executive’s termination, Executive shall be entitled to payment of amounts of annual incentive compensation as described in Section 4(b), such amounts to be paid at the same time and in the same manner as such annual incentive compensation is payable to similarly situated employees who remain in active service during such period. The amount so payable for the calendar year in which Executive’s termination occurs shall be equal to the annual incentive compensation that was payable with respect to the previous year. The amount so payable for the calendar year following the year in which Executive’s termination occurs shall be equal to Executive’s annual incentive compensation that was payable under Section 4(b) with respect to the year preceding the year during which Executive’s termination occurs, prorated by multiplying the amount that would be payable for a full year by a fraction, the numerator of which is the number of days from January 1 of that year through the anniversary of Executive’s termination and the denominator of which is 365;

(v)	Executive and his eligible dependents shall be permitted to continue to participate in all health, medical and dental plans and programs maintained by GCG or the Company for 12 months after termination and shall pay, at the same cost to Executive as would apply if he remained an employee of GCG, all required contributions to maintain such coverage, following which time Executive and his eligible dependents will be entitled to the full COBRA continuation rights as if the end of such 12-month period was the date of Executive’s termination of employment; provided that coverage hereunder will cease (except for entitlement to rights under COBRA) at such time as coverage of the same general type (including, without limitation, cost to Executive and levels and type of coverage) is available from another employer of Executive;

(vi)	The vesting, exercisability and forfeiture of outstanding stock options and other equity awards will be governed by the terms of the applicable plans and award agreements (but subject to Section 5(e) hereof); and

(vii)	All other rights to compensation following termination under this Section 7(b) payable by GCG or the Company to Executive, including benefits, shall be determined in accordance with the plans, policies and practices of GCG and the Company as then in effect.
     If any payment or benefit under this Section 7(b) is based on Base Salary or other level of compensation or benefits at the time of Executive’s termination and if the Company has purported to reduce Base Salary or other level of compensation or benefits prior to such termination in a manner that would constitute Good Reason, then the Base Salary or other level of compensation in effect before such reduction shall be used to calculate payments or benefits under this Section 7(b).
     (c) Termination by Executive for Good Reason Not Related to a Change of Control. Executive may terminate his employment hereunder for Good Reason, more than 3 months prior to a Change of Control or more than 12 months following a Change of Control, upon 30 days’ prior written notice to GCG and the Company; provided, however, that if GCG or the Company has corrected the basis for such Good Reason within such 30-day period, Executive may not terminate his employment for Good Reason with respect to the matters addressed in the written notice, and therefore Executive’s notice of termination will automatically become null and void. At the time Executive Separates from Service as a result of termination of his employment by Executive for Good Reason, the Term will terminate, all obligations of the Company and Executive under Sections 1 through 5 (but excluding Sections 5(d) and 5(e)) and 11 of this Agreement will immediately cease (except as expressly provided under this Section 7(c)), and GCG and the Company will pay Executive and, subject to Executive’s continuing compliance with the terms of this Agreement, Executive will be entitled to receive, the payments and benefits specified in Section 7(b) above; provided, however, that if any such payment or benefit is based on Base Salary or other level of compensation or benefits at the time of Executive’s termination and if a reduction in such Base Salary or other level of compensation or benefit was the basis (or a basis) for Executive’s termination for Good Reason, then the Base Salary or other level of compensation in effect before such reduction shall be used to calculate payments or benefits under this Section 7(c).

     (d) Termination by GCG or the Company Without Cause within 3 Months Prior to or 12 Months After a Change of Control. GCG or the Company may terminate the employment of Executive hereunder without Cause, simultaneously with or within 3 months prior to or 12 months following a Change of Control, upon at least 30 days’ prior written notice to Executive. At the time Executive Separates from Service as a result of termination of his employment under this Section 7(d), the Term will terminate, all remaining obligations of GCG, the Company and Executive under Sections 1 through 5 (but excluding Sections 5(d) and 5(e)) and 11 of this Agreement will immediately cease (except as expressly provided below), and GCG and the Company will pay Executive and, subject to Executive’s continuing compliance with the terms of this Agreement, Executive will be entitled to receive, the following:
(i)	Executive’s Compensation Accrued at Termination;

(ii)	Executive shall continue to receive payment of Executive’s Base Salary for 18 months after termination, to be paid in accordance with normal payroll practices;

(iii)	For a period of 18 months after Executive’s termination, Executive shall be paid commissions pursuant to Section 4(c) hereof on any gross fee revenue derived from business that was initiated before the date of termination. Such amounts shall be payable in the time and manner described in Section 4(c). For purposes of this provision, business is “initiated” if there is written documentation establishing a firm engagement for specified services of GCG on a particular case or otherwise documented under GCG’s current policies for opening a case, or if pursuant to any agreement executed within 60 days following the Executive’s termination of employment;

(iv)	For the year of termination and continuing during a period of 18 months after Executive’s termination, Executive shall be entitled to payment of annual incentive compensation as described in Section 4(b), such amounts to be paid at the same time and in the same manner as such annual incentive compensation is payable to similarly situated employees who remain in active service during such period. The amount so payable for the calendar year in which Executive’s termination occurs shall be equal to the annual incentive compensation that was payable with respect to the previous year. The amount so payable in each year following the year in which Executive’s termination occurs shall be equal to Executive’s annual incentive compensation that was payable under Section 4(b) with respect to the year preceding the year during which Executive’s termination occurs, and for the last year in which any amount is so payable, shall be prorated by multiplying the amount that would be payable for the full year by a fraction, the numerator of which is the number of days from January 1 of that year through the 18 month anniversary of Executive’s termination and the denominator of which is 365;

(v)	Executive and his eligible dependents shall be permitted to continue to participate in all health, medical and dental plans and programs maintained by GCG or the Company for 18 months after termination and shall pay, at the same cost to Executive as would apply if he remained an employee of GCG, all required contributions to maintain such coverage, following which time Executive and his eligible dependents will be entitled to the full COBRA continuation rights as if the end of such 18-month period was the date of Executive’s termination of employment; provided that coverage hereunder will cease (except for entitlement to rights under COBRA) at such time as coverage of the same general type (including, without limitation, cost to Executive and levels and type of coverage) is available from another employer of Executive;

(vi)	All unvested stock options that have an exercise price less than the fair market value of the Company’s common stock at the date of the Change of Control or the subsequent termination of employment will become immediately vested, and in other respects the exercisability, termination and forfeiture of outstanding stock options and other equity awards will be governed by the terms of the applicable plans and award agreements (but subject to Section 5(e) hereof); and

(vii)	All other rights to compensation following termination under this Section 7(d) payable by GCG or the Company to Executive, including benefits, shall be determined in accordance with the plans, policies and practices of GCG and the Company as then in effect.
If any payment or benefit under this Section 7(d) is based on Base Salary or other level of compensation or benefits at the time of Executive’s termination and if the Company has purported to reduce Base Salary or other level of compensation or benefits prior to such termination in a manner that would constitute Good Reason, then the Base Salary or other level of compensation in effect before such reduction shall be used to calculate payments or benefits under this Section 7(d).
     (e) Termination by Executive for Good Reason Within 3 Months Prior to or 12 Months After a Change of Control. Executive may terminate his employment hereunder for Good Reason, simultaneously with or within 3 months prior to or 12 months following a Change of Control, upon 30 days’ prior written notice to GCG and the Company; provided, however, that, if GCG and the Company have corrected the basis for such Good Reason within such 30-day period, Executive may not terminate his employment for Good Reason with respect to the matters addressed in the written notice, and therefore Executive’s notice of termination will automatically become null and void. At the time Executive Separates from Service as a result of termination of his employment by Executive for Good Reason, the Term will terminate, all obligations of the Company and Executive under Sections 1 through 5 (but excluding Sections 5(d) and 5(e)) and 11 of this Agreement will immediately cease (except as expressly provided under this Section 7(e)), and GCG and the Company will pay Executive and, subject to Executive’s continuing compliance with the terms of this Agreement, Executive will be entitled to receive, the payments and benefits specified in Section 7(d) above; provided, however, that if any such payment or benefit is based on Base Salary or other level of compensation or benefits at the time of Executive’s termination and if a reduction in such Base Salary or other level of compensation or benefit was the basis (or is a basis) for Executive’s termination for Good Reason, then the Base Salary or other level of compensation in effect before such reduction shall be used to calculate payments or benefits under this Section 7(e). Except for the foregoing, the other provisions of Section 7(d) apply equally under this Section 7(e).
     (f) Other Terms Relating to Certain Terminations of Employment. Whether a termination is deemed to be before, at or following a Change of Control for purposes of Sections 7(b), (c), (d), or (e) will be determined as of the actual date of termination, regardless of when notice of termination was given. In the event Executive’s employment terminates for any reason set forth in Section 7(b) through (e), Executive will be entitled to any additional benefit that may be provided under the terms of plans or agreements applicable to Executive which are more favorable than those specified in this Section 7 (except in the case of annual incentives in lieu of which amounts are paid hereunder).
     8. Definitions Relating to Termination Events.
     (a) “Cause”. For purposes of this Agreement, “Cause” shall mean the following (subject to Section 4(c)(ii)):
(i)	Executive’s refusal or willful failure to substantially perform his duties (other than any such failure resulting from incapacity due to physical or mental illness or disability), after demand for substantial performance is delivered by the Company or GCG that specifically identifies the manner in which the Company or GCG believes Executive has not substantially performed his duties;

(ii)	Executive’s dishonesty or misappropriation with regard to GCG or the Company which has a significant adverse effect on the business or reputation of GCG or the Company, or fraud with regard to GCG or the Company or their assets or business;

(iii)	Executive’s conviction of or the pleading of nolo contendere with regard to a felony (other than a traffic violation) or any other crime involving, in the reasonable judgment of the Company Board, moral turpitude;

(iv)	Executive’s material breach of fiduciary duty owed to GCG or the Company;

(v)	Executive’s gross negligence or material and willful misconduct with regard to GCG or the Company or their assets, business or employees;

(vi)	The refusal of Executive to follow the lawful written directions of the Company Board or the GCG Board, or the Chief Executive Officer of the Company, which are consistent with the duties and authorities of Executive set forth in this Agreement and not inconsistent with other written directions of the GCG Board or of the Company Board or the Chief Executive Officer of the Company or his designee or delegates; or

(vii)	Any other material breach by Executive of a material provision of this Agreement;

provided, however, that GCG and the Company shall give written notice to Executive of the existence of circumstances that would constitute Cause and, with respect to grounds other than under clause (ii) or (iii) above, Executive shall have a period of 30 days in which to fully cure such Cause, with Cause being deemed to exist only if it exists at the end of such cure period; and provided further, that GCG and the Company shall be under no obligation to provide Executive with this 30-day period to cure if to do so would threaten to substantially impair the assets, business, or intellectual or proprietary rights of GCG or the Company in the reasonable judgment of the Company Board.
For purposes of this definition, no act or failure to act on the part of Executive shall be considered “willful” unless it is done, or omitted to be done, by Executive in bad faith or without reasonable belief (based upon an objective reasonable person standard) that Executive’s action or omission was in the best interest of GCG and the Company. Any act or failure to act based upon authority given pursuant to a resolution duly adopted by the GCG Board or Company Board, based upon the advice of counsel for GCG or the Company or at the direction of the Chief Executive Officer of the Company or his designees or delegates shall be conclusively presumed to be done, or omitted to be done, by Executive in good faith and in the best interests of GCG and the Company.
     (b) “Change of Control”. For purposes of this Agreement, a “Change of Control” shall be deemed to have occurred if, during the Term:
(i)	Any “Person” (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934 (the “Exchange Act”) as modified and used in Sections 13(d) and 14(d) of the Exchange Act) other than (1) Jesse C. Crawford or his affiliates, or the Company or any of its subsidiaries, (2) any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its subsidiaries, (3) an underwriter temporarily holding securities pursuant to an offering of such securities, or (4) any corporation owned, directly or indirectly, by stockholders of the Company in substantially the same proportions as their ownership of the Company’s common stock, is or becomes, after the Effective Date, the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of (i) securities of the Company representing more than 25% of the combined voting power of the Company’s then outstanding voting securities at any time when Jesse C. Crawford and his affiliates do not own more than 25% of such voting securities, or (ii) securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding voting securities;

(ii)	During any period of not more than two (2) consecutive years, not including any period prior to the effective date of this Agreement, individuals who at the beginning of such period constitute the Company Board, and any new director (other than a director designated by a Person who has entered into an agreement with the Company to effect a transaction described in clause (i), (iii) or (iv) of this Section), whose election by the Company Board or nomination for election by the Company’s stockholders was approved in advance by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof;

(iii)	There is consummated a merger or consolidation of the Company with any corporation, other than (A) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) 50% or more of the combined voting power of the voting securities of the Company or such surviving or parent entity outstanding immediately after such merger or consolidation or (B) a merger or consolidation in which no Person acquires 25% or more of the combined voting power of the Company’s or such surviving or parent entity’s then outstanding securities;

(iv)	The stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets (or any transaction having a similar effect), and thereafter the Company has substantially completed such liquidation or sale or disposition of assets transaction; or

(v)	There is consummated a sale or exchange of securities of GCG (or a successor entity), a merger or consolidation of GCG (or a successor entity) or a sale of all or substantially all of the assets of GCG (or a successor entity) with the result that, immediately after such transaction, the Company is not the direct or indirect beneficial owner of an 80% equity interest in GCG or its successor, with such equity interest comprising at least 80% of the voting power of all voting securities and a right to equity distributions and distributions of remaining assets upon liquidation of at least 80%.
Notwithstanding the foregoing, no event specified in clauses (i) through (v) above shall be deemed to be a Change of Control for purposes of this Agreement if Executive, apart from his position as a stockholder of the Company or officer of GCG (or a successor entity), is a sponsor of the Person or other party(ies) the actions of which substantially resulted in the transaction(s) or event(s) that otherwise would have been deemed to have resulted in a Change of Control. For purposes of the preceding sentence, Executive shall be treated as a sponsor of any such Person(s) or other party(ies) only if Executive directly initiates, and participates jointly with or on behalf of the Person(s) or other party(ies) (other than the Company and GCG) engaged in, the transaction or event that otherwise would have been deemed to have resulted in a Change of Control, unless such initiation or participation was at the request (or with the consent) of the Company. For the avoidance of doubt, Executive shall not be treated as having sponsored any such Person(s) or other party(ies) for these purposes where any such Person or party contacts or inquires of Executive (without such contact having been suggested, encouraged or otherwise prompted by Executive) regarding a potential transaction or other event which, if consummated, would reasonably be expected to constitute a Change of Control, and Executive’s only material participation with such Person or other party in regard to such potential transaction or event

(other than at the request or on behalf of the Company) is to communicate to the Company such contact or inquiry or to take such other actions as may be directed or authorized by the Company.
     (c) “Compensation Accrued at Termination”. For purposes of this Agreement, “Compensation Accrued at Termination” means the following:
(i)	The unpaid portion of Base Salary at the rate payable, in accordance with Section 4(a) hereof, at the date of Executive’s termination of employment, pro rated through such date of termination, payable in accordance with GCG’s normal pay schedule;

(ii)	All earned and unpaid and/or vested and nonforfeitable amounts owing or accrued at the date of Executive’s termination of employment under any compensation and benefit plans, programs, and arrangements of GCG or the Company (including any commissions on gross fee revenue earned through the date of termination but not yet paid and any incentive compensation earned under Section 4(b) but not yet paid for a year prior to the calendar year in which Executive’s termination occurs), payable in accordance with the terms and conditions of the plans, programs, and arrangements (and agreements and documents thereunder) pursuant to which such compensation and benefits were granted or accrued; and

(iii)	Reasonable business expenses and disbursements incurred by Executive prior to Executive’s termination of employment, to be reimbursed to Executive, as authorized under Section 5(c), in accordance with GCG’s reimbursement policies as in effect at the date of such termination.
     (d) “Disability”. For purposes of this Agreement, “Disability” means Executive’s disability that would entitle Executive to receive full long-term disability benefits under GCG’s or the Company’s long-term disability plans (whichever applies to Executive), provided that no “Disability” shall be deemed to have arisen until any applicable waiting period for benefits has been satisfied. At any time that GCG or the Company does not maintain such a long-term disability plan, “Disability” shall have the meaning under the long-term disability policy covering Executive as of the Effective Date.
     (e) “Good Reason”. For purposes of this Agreement (and subject to Section 4(c)(ii)), “Good Reason” shall mean, without Executive’s express written consent, the occurrence of any of the following circumstances unless such circumstances are fully corrected prior to the date of termination specified in the notice of termination given in respect thereof:
(i)	The assignment to Executive of duties inconsistent with Executive’s position and status hereunder, or an alteration, adverse to Executive, in the nature of Executive’s duties, responsibilities, and authorities, Executive’s positions or the conditions of Executive’s employment from those specified in Section 3 or otherwise hereunder; except the foregoing shall not constitute Good Reason if occurring in connection with the termination of Executive’s employment for Cause, Disability or death;

(ii)	A reduction by GCG or the Company (or a successor or permitted assignee of GCG’s or the Company’s obligations under this Agreement) in Executive’s Base Salary or compensation opportunities, in the aggregate, under this Agreement; or

(iii)	Any failure by GCG or the Company (or a successor or permitted assignee of GCG’s or the Company’s obligations under this Agreement) to comply with any other material provision of this Agreement;
provided, however, that an event will constitute Good Reason only if Executive has given notice of termination within one year after the occurrence of the Good Reason event.
     (f) “Separation from Service”. For purposes of this Agreement, “Separation from Service” (including “Separates from Service” and other variations thereof), means Executive’s “separation from service” within the meaning ascribed to such term in Treas. Reg. § 1.409A-1(h).
     9. Certain Dispositions by Company of GCG.
     (a) Payment to Executive with Respect to a GCG Disposition Event. In the event the Company consummates a transaction(s) which is a “GCG Disposition Event” (as defined below), either (x) during the Term of this Agreement while Executive remains employed by GCG, or (y) during the one year period following Executive’s involuntary Separation from Service by the Company without Cause, by Executive for Good Reason or as a result of death or Disability, Executive shall be entitled to a special bonus payment from GCG, as described in subsection (b) of this Section 9, under the circumstances described in this Section. Such payment shall be in addition to any other payments to which Executive may become entitled under the terms of this Agreement in connection with any such transaction. For purposes of this Agreement, the term “GCG Disposition Event” means a transaction(s) that is, directly or indirectly, a change in the ownership or effective control of GCG as defined under Section 409A or, directly or indirectly, a change in the ownership of a substantial portion of the assets of GCG as defined under Section 409A, except that (i) “80 percent” shall be substituted for “50 percent” in applying Treasury Regulation 1.409A-3(i)(5)(v); (ii) “80 percent” shall be substituted for “30 percent” in applying Treasury Regulation 1.409A-3(i)(5)(vi)(A)(1); (iii) Treasury Regulation 1.409A-3(i)(5)(vi)(A)(2) shall be disregarded; and (iv) “80 percent” shall be substituted for “40 percent” in applying Treasury Regulation 1.409A-3(i)(5)(vii).
     (b) Amount. The amount of any bonus payable by GCG to Executive with respect to a GCG Disposition Event shall be Executive’s “Allocable Share” (as defined below) of the amount referred to herein as the “Aggregate Payment Amount” which shall be determined by multiplying (i) the gross sales price of the interest in GCG that is the subject of the GCG Disposition Event net of the Company’s costs and expenses directly associated with the GCG Disposition Event (which, for the avoidance of doubt, shall exclude the Company’s carrying cost) by (ii) 0.10 (10 percent). For purposes of determining the Aggregate Payment Amount, the sales price of the interest in GCG that is the subject of the GCG Disposition Event shall be the value attributed to GCG in such transaction(s), as determined by the Company Board in its good faith reasonable discretion, on the basis of the purchase, merger, exchange or other price paid or value of consideration provided for the interest in GCG by the acquiring party or parties in the transaction(s) constituting the GCG Disposition Event; provided, that if the Company

Board determines, in its good faith reasonable discretion, that the value attributed to GCG in such transaction(s) cannot reasonably be determined in this manner, such value shall be determined by an independent appraiser experienced in the business of evaluating or appraising similar businesses selected by the Company Board. The cost of such appraisal shall be borne 100% by the Company and shall not be taken into account as a cost or expense associated with the GCG Disposition Event. Executive’s “Allocable Share” of the Aggregate Payment Amount shall be thirty percent (30%).
     (c) Time and Form of Payment. Any amount payable to Executive pursuant to this Section 9, shall be paid in cash in a single lump sum payment to be made during the 30 day period following consummation of the GCG Disposition Event.
     (d) Executive Cooperation in Transaction Efforts. In consideration for the bonus entitlement described in this Section 9, Executive agrees to cooperate with the Company in any efforts to negotiate and close a transaction(s) that would, if consummated, result in a GCG Disposition Event, by making himself reasonably available at the Company’s request from time to time to answer questions and provide information on the Company’s behalf to potential acquiror(s) of GCG. Notwithstanding anything to the contrary in the foregoing provisions of this Section 9, in no event will a transaction(s) be considered a GCG Disposition Event for purposes of this Section, and no bonus will become payable hereunder, if Executive intentionally takes action(s) or engages in conduct in connection with a potential transaction (that would otherwise be a GCG Disposition Event) which would be reasonably expected either to give any potential acquiror(s) of GCG (whether or not including Executive or other officers of GCG) any material advantage over the Company in regard to such negotiations or otherwise to result in substantial harm or injury to the Company in connection therewith (other than, in any case, with the consent of the Company).
     (e) Additional Allocation of Aggregate Payment Amount. The Chief Executive Officer of the Company shall allocate the “Remaining Aggregate Payment Amount” to such employees and/or consultants of GCG as he determines in good faith and after consultation with the Chief Executive Officer of GCG; provided, however, that neither Executive, GCG’s President as of the Effective Date nor GCG’s Executive Vice President and General Counsel as of the Effective Date shall be allocated any portion of the Remaining Aggregate Payment Amount. The Company shall cause GCG to pay such amounts to the applicable Person in cash in a single lump sum payment during the 30 day period following consummation of the GCG Disposition Event. For purposes of this Agreement, the “Remaining Aggregate Payment Amount” shall equal ten percent (10%) of the Aggregate Payment Amount, plus the portion of the Aggregate Payment Amount that is forfeited, if any, by Executive, GCG’s President as of the Effective Date and GCG’s Executive Vice President and General Counsel as of the Effective Date, in each case, in order to avoid the application of the excise tax under Code Section 4999 thereto.
     (f) Survival . The provisions of this Section 9 shall survive the termination of the Term and any termination or expiration of this Agreement and Executive’s employment.
     10. Excise Tax-Related Provisions.
     Notwithstanding anything to the contrary contained in this Agreement, to the extent that any of the payments and benefits provided for under this Agreement or any other agreement or arrangement between GCG and/or the Company and Executive (collectively, the “Payments”) (a) constitute a “parachute payment” within the meaning of Section 280G of the Code and (b) but for this Section 10, would be subject to the excise tax imposed by Section 4999 of the Code, then the Payments shall be payable only as to such lesser amount which would result in no portion of such Payments being subject to excise tax under Section 4999 of the Code (i.e., the Payments shall be reduced by the smallest amount as shall be necessary to avoid the excise tax). Any reduction in the Payments pursuant to the preceding sentence shall be applied first against the latest scheduled cash payments; then current cash payments; then any equity or equity derivatives that are included under Section 280G of the Code at full value rather than accelerated value; then any equity or equity derivatives included under Section 280G of the Code at an accelerated value (and not at full value) shall be reduced with the highest value reduced first (as such values are determined under Treasury Regulation Section 1.280G-1, Q&A 24); finally any other non-cash benefits will be reduced.
     Unless Executive and the Company otherwise agree in writing, any determination required under this Section shall be made in writing by the Company’s independent public accountants (the “Accountants”), whose determination shall be conclusive and binding upon Executive, the Company and GCG for all purposes. For purposes of making the calculations required by this Section 10, the Accountants may rely on reasonable, good faith interpretations concerning the application of Section 280G and 4999 of the Code. GCG, the Company and Executive shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section 10.
     If this Section 10 is applied to reduce an amount payable to Executive, and the Internal Revenue Service successfully asserts that, despite the reduction, Executive has nonetheless received payments which are in excess of the maximum amount that could have been paid to Executive without being subjected to any excise tax, then, unless it would be unlawful for GCG to make such a loan or similar extension of credit to Executive, Executive may repay such excess amount to GCG as though such amount constitutes a loan to Executive made at the date of payment of such excess amount, bearing interest at 120% of the applicable federal rate (as determined under Section 1274(d) of the Code in respect of such loan).
     11. Non-Competition and Non-Disclosure; Executive Cooperation; Non-Disparagement; Clawback.
     (a) Non-Competition. During the Term and, if Executive’s employment with GCG is terminated by GCG for Cause or voluntarily by Executive without Good Reason (whether before or after a Change of Control), for a period of 12 months after such termination of employment, Executive will not enter into or engage in Competition (as defined below) with GCG or the Company (unless consented to by the Company in writing).
“Competition” shall mean:
(i)	participating, directly or indirectly, as an individual proprietor, partner, stockholder, officer, employee, director, joint venturer, investor, lender, consultant or in any capacity whatsoever (within the United States) in the class-action settlement or bankruptcy administration business, the loss adjusting business, or any other business engaged in by GCG or the Company during the Term or business opportunity being planned or pursued by GCG or the Company at the time of Executive’s termination of employment unless Executive was not aware of such planned or pursued business opportunity (collectively, the “Business”), provided, however, that such participation shall not include the mere ownership of not more than one percent of the total outstanding stock of a publicly held company; or

(ii)	soliciting, diverting, taking away or attempting to take away, directly or indirectly, for himself or on behalf of any other individual or company, any of GCG’s or the Company’s contacts, customers or clients or the business or patronage of any such contacts, customers or clients or in any way interfering with, disrupting or attempting to disrupt any then existing relationships between GCG or the Company and any of their contacts, customers or clients or other individuals or companies with whom they deal or contacting or entering into any business transaction with any such contacts, customers or clients or other individuals or companies for any purpose related to the Business; or

(iii)	recruiting, soliciting or inducing of employees of GCG or the Company to terminate their employment with, or otherwise cease their relationship with, GCG or the Company, as the case may be, or hiring or assisting another person or company to hire any employee of GCG or the Company. The foregoing notwithstanding, if requested by a company with which Executive is not affiliated, Executive may serve as a reference for any person who at the time of the request is not an employee of GCG or the Company.
It is understood that this Section 11(a) will not preclude or prevent Executive from working as a lawyer or for a law firm if the activities of Executive in no way compete with the businesses conducted by GCG and the Company. Furthermore, this Section 11(a) does not preclude or prevent Executive from working for a company engaged in a competitive business provided Executive does not directly or indirectly provide any services to the competitive business.
     (b) Confidential Information. During and after the Term, Executive shall hold in a fiduciary capacity for the benefit of GCG and the Company all Confidential Information. Except in the proper performance of his duties under this Agreement, Executive shall not, without prior written consent of GCG (which consent shall not unreasonably be withheld), unless compelled pursuant to the order of a court or other governmental or legal body having jurisdiction over such matter, communicate or divulge any Confidential Information to anyone other than GCG or the Company and those designated by GCG or the Company. In the event Executive is compelled by order of a court or other governmental or legal body to communicate or divulge any such information, knowledge or data to anyone other than GCG or the Company and those designated by GCG or the Company, to the extent possible under applicable law Executive shall promptly notify GCG of any such order and shall cooperate fully with GCG in protecting such information.
     As used herein, “Confidential Information” means information including, but not limited to, technical or nontechnical data, formulas, patterns, compilations, programs, devices, methods, techniques, drawings, processes, financial data, financial plans, product plans or lists of actual or potential customers or suppliers which: (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy. Confidential Information also includes data and information relating to the business of GCG or the Company which is or has been disclosed to Executive which Executive became aware as a consequence of or through his relationship to GCG or the Company and which has value to GCG or the Company and is not generally known to third parties. Confidential Information shall not include any data or information that (i) has been voluntarily or involuntarily disclosed to the public by GCG or the Company (except where such public disclosure has been made by Executive without authorization); (ii) has been independently developed and disclosed by others; (iii) that otherwise enters the public domain through lawful means; (iv) is within Executive’s general business or industry knowledge, know-how, or expertise (“Know-how”) and such Know-how is of a generic nature and not specifically pertaining to GCG or the Company, including without limitation know-how obtained or developed in connection with Executive’s employment by GCG or the Company.
     Upon termination of Executive’s employment with GCG, or at any time as GCG may request, Executive will promptly deliver to GCG all documents (whether prepared by GCG, Executive or a third party) relating to GCG or the Company or any of their business or property which he may possess or have under his direction or control, including all documents and other media containing information belonging or relating to GCG or the Company or their affiliates and information relating to clients or customers and prospects of GCG or the Company or their affiliates. Executive will not retain copies of such documents or information in any form.
     (c) Cooperation With Regard to Litigation. Executive agrees to cooperate with GCG and the Company, during the Term and thereafter (including following Executive’s termination of employment for any reason), by making himself reasonably available to testify on behalf of GCG or the Company or any of their subsidiaries or affiliates, in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and to assist GCG and the Company, or any of their subsidiaries or affiliates, in any such action, suit, or proceeding, by providing information and meeting and consulting with the GCG Board or the Company Board or its representatives or counsel, or representatives or counsel to GCG or the Company, or any of their subsidiaries or affiliates, as may be reasonably requested and after taking into account Executive’s post-termination personal and business responsibilities and obligations; provided, however, that nothing in this provision shall compel Executive to waive his privilege under the Fifth Amendment to the United States Constitution. GCG and the Company agree to reimburse Executive, on an after-tax basis, for all expenses actually incurred in connection with his provision of testimony or assistance, including any lost compensation.
     (d) Non-Disparagement. Executive shall not, at any time during the Term and thereafter, make statements or representations, or otherwise communicate, directly or indirectly, in writing, orally, or otherwise, or take any action which may, directly or indirectly, disparage or be damaging to GCG or the Company, their subsidiaries or affiliates or their respective officers, directors, employees, advisors, businesses or reputations. Likewise, during the Term and thereafter, GCG and the Company, and their officers, directors, employees and other persons within the control of GCG and the Company, including Executive’s successor in office, shall not make any such statements or representations or take any action which may, directly or indirectly, disparage or be damaging to Executive. Notwithstanding the foregoing, nothing in this Agreement shall preclude the parties hereto or their successors from making truthful statements in the proper performance of their jobs or that are required by applicable law, regulation or legal process, and the parties shall not violate this provision in making truthful statements in response to disparaging statements made by the other party.
     (e) Release of Employment Claims. Executive agrees, as a condition to receipt of any termination payments and benefits provided for in Sections 6(b) and 7 herein (other than Compensation Accrued at Termination) (the “Termination Benefits”), that he will execute (and not revoke) a general release in the standard form employed by the Company, releasing any and all claims against GCG, the Company, or their officers, directors, employees or agents, arising out of Executive’s employment (other than enforcement of this Agreement and other than with respect to vested rights or rights provided for under any benefit plan or arrangement of GCG or the Company including any right to indemnification by the Company or GCG that Executive may have). Executive’s entitlement to the Termination Benefits is contingent on execution by Executive, and expiration of any applicable revocation period without revocation, of such a general release within ninety (90) days after the date of Executive’s Separation from Service; provided, however, that if such ninety (90) day period spans two taxable years of Executive, all amounts that would have become payable during such first taxable year shall be paid in the second taxable year.
     (f) Forfeiture and Clawback of Compensation Upon Violation of Covenants. The provisions of Sections 6, 7 and 9 notwithstanding, if Executive materially fails to comply with the provisions of Section 11(a), (b), (c), or (d) during the Term or thereafter (a “Material Failure to Comply”), Executive shall be subject to the forfeiture and clawback of compensation specified in this Section 11(f); provided, however, the remedies specified in this Section 11(f) shall not be triggered unless the Company has given written notice to Executive within three months after the Company became aware of the event or circumstances asserted to constitute a Material Failure to Comply specifying the event or circumstances that constitute grounds for the forfeiture and/or clawback and, if such Material Failure to Comply is capable of being cured, providing a period of 30 calendar days for Executive to cure such Material Failure to Comply. Upon the triggering of the remedies under this Section 11(f), Executive shall forfeit all rights to future payment of compensation under Sections 6, 7 and 9, and all outstanding stock options and other equity awards under Company plans. In addition, compensation realized by Executive shall be subject to clawback as follows:
(i)	Compensation Realized After Material Failure to Comply. All after-tax compensation earned and paid under Sections 4, 5(a), 6, 7 or 9 since the earliest applicable Material Failure to Comply and all after-tax compensation realized upon an exercise, vesting of stock options or other equity awards (together with any dividends or dividend equivalents paid or credited) since the earliest applicable Material Failure to Comply must be repaid in full to the Company. In the case of options, Executive shall be required to pay to the Company an amount equal to the after-tax difference between the aggregate fair market value of the shares acquired upon exercise at the date of exercise and the exercise price paid by Executive. In the case of other equity awards, Executive shall be required to pay to the Company an amount equal to the aggregate after-tax fair market value of the shares deliverable at the settlement date awards, less the amount paid by Executive, if any (together with any dividends or dividend equivalents paid or credited to Executive since the earliest applicable Material Failure to Comply).
(ii)	Compensation Realized Before the Material Failure to Comply. Executive shall be required to repay 50% of the after-tax amount of cash compensation earned and paid to him under Sections 4(b) and 4(c) in the 12-month period before the earliest applicable Material Failure to Comply and 50% of the after-tax value realized upon exercise, vesting of stock options or other equity awards (together with any dividends or dividend equivalents paid or credited) in the 12-month period before the earliest applicable Material Failure to Comply. The value realized in connection with equity awards shall be determined in the same manner as under Section 11(f)(i). The after-tax amounts or value shall be calculated based on Executive’s top marginal tax rates applicable to such income but taking into account the tax benefit to Executive, if any, that would result from the clawback.
     (g) Survival. The provisions of this Section 11 shall survive the termination of the Term and any termination or expiration of this Agreement.
     (h) Relief. Executive acknowledges that as a result of his employment by GCG, Executive will obtain secret and confidential information as to GCG or the Company, that GCG or the Company will suffer substantial damage which would be difficult to ascertain if Executive were to enter into Competition with GCG and that because of the nature of the information that will be known to Executive is necessary for GCG and the Company to be protected by the prohibition against Competition set forth in this Section 11, as well as the restrictions on confidentiality set forth herein. Executive acknowledges that the provisions of this Agreement are reasonable and necessary for the protection of the business of GCG and the Company and that part of the compensation paid under this Agreement (including the agreement to pay severance under Section 7 in certain instances) is in consideration for the agreements in this Section 11. In the event of a breach or potential breach of Section 11(a) or 11(b), Executive acknowledges that GCG and/or the Company will be caused irreparable injury and that money damages may not be an adequate remedy and agrees that GCG and/or the Company shall be entitled to injunctive relief (in addition to any other remedies at law) to have the provisions of Section 11(a) and 11(b) enforced.
     12. Governing Law; Disputes; Arbitration.
     (a) Governing Law. This Agreement is governed by and is to be construed, administered, and enforced in accordance with the laws of the State of New York, without regard to conflicts of law principles. If under the governing law, any portion of this Agreement is at any time deemed to be in conflict with any applicable statute, rule, regulation, ordinance, or other principle of law, such portion shall be deemed to be modified or altered to the extent necessary to conform thereto or, if that is not possible, to be omitted from this Agreement. The invalidity of any such portion shall not affect the force, effect, and validity of the remaining portion hereof. If any court determines that any provision of Section 11 is unenforceable because of the duration or geographic scope of such provision or because it extends over too great a range of activities, it is the parties’ intent that such court shall modify and limit the duration, geographic scope, and/or range of activities specified in the provision, as the case may be, to the extent necessary to render the provision enforceable and, in its modified and limited form, such provision shall be enforced.
     (b) Arbitration. In the event of any dispute or claim relating to or arising out of this Agreement, such dispute shall be fully, finally and exclusively resolved by a panel of three neutral arbitrators to be mutually agreed upon by the parties. Such arbitration will be decided under the employment dispute resolution rules of the American Arbitration Association and will be held in New York, New York. If the parties cannot agree upon such arbitrators within 20 days after submission of a party’s request for arbitration in writing, the arbitrators will be selected in accordance with the procedures of the American Arbitration Association. The parties agree that the existence, content and result of any arbitration proceeding shall be confidential, except to the extent that GCG or the Company or Executive determines it is required to disclose such matters in accordance with applicable laws. Each party shall be responsible for payment of its own attorneys’ fees and expense in any such arbitration regardless of the outcome of the arbitration.
     13. Miscellaneous.
     (a) Integration. This Agreement cancels and supersedes any and all prior agreements and understandings between the parties hereto with respect to the employment of Executive by GCG, any parent or predecessor company, and subsidiaries of GCG or the Company during the Term, except for contracts relating to compensation under executive compensation and employee benefit plans (including equity or equity-based awards) of the Company and its subsidiaries and rights and benefits referred to in the last sentence of Section 1. This Agreement constitutes the entire agreement among the parties with respect to the matters herein provided (except for Executive’s rights under other agreements as referenced in the preceding sentence and any separate rights to indemnification Executive may have), and no modification or waiver of any provision hereof shall be effective unless in writing and signed by the parties hereto. Executive shall not be entitled to any payment or benefit under this Agreement which duplicates a payment or benefit received or receivable by Executive under such prior agreements and understandings or under any benefit or compensation plan of GCG or the Company.
     (b) Successors; Transferability. GCG and the Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise, and whether or not the corporate existence of GCG continues) to all or substantially all of the business and/or assets of GCG to expressly assume and agree to perform this Agreement in the same manner and to the same extent that GCG and the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “GCG” and “Company” shall mean each of those entities as hereinbefore defined and any successor to the business and/or assets of such entity which assumes and agrees to perform this Agreement by operation of law or otherwise and, in the case of an acquisition of GCG or the Company in which the corporate existence of GCG or the Company continues, the ultimate parent company following such acquisition. Subject to the foregoing, GCG or the Company may transfer and assign this Agreement and its rights and obligations hereunder to any successor to all or substantially all of the business and/or assets of GCG. Neither this Agreement nor the rights or obligations hereunder of the parties hereto shall be transferable or assignable by Executive, except in accordance with the laws of descent and distribution or as specified in Section 13(m).

     (c) Notices. Whenever under this Agreement it becomes necessary to give notice, such notice shall be in writing, signed by the party or parties giving or making the same, and shall be served on the person or persons for whom it is intended or who should be advised or notified, by Federal Express or other similar overnight service or by certified or registered mail, return receipt requested, postage prepaid and addressed to such party at the address set forth below or at such other address as may be designated by such party by like notice:
     If to the Company and GCG:
CRAWFORD & COMPANY
1001 Summit Boulevard
10th Floor
Atlanta, GA 30319
Attention: General Counsel
     and
THE GARDEN CITY GROUP, INC.
1985 Marcus Avenue
Lake Success, NY 11042
Attention: General Counsel
     If to Executive:
David A. Isaac
213 Overlook Road
New Rochelle, NY 10804
     with copy to:
Stephen W. Skonieczny, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
If the parties by mutual agreement supply each other with fax numbers for the purposes of providing notice by facsimile, such notice shall also be proper notice under this Agreement. In the case of Federal Express or other similar overnight service, such notice or advice shall be effective when sent, and, in the cases of certified or registered mail, shall be effective two days after deposit into the mails by delivery to the U.S. Post Office.
     (d) Reformation. The invalidity of any portion of this Agreement shall not be deemed to render the remainder of this Agreement invalid.
     (e) Headings. The headings of this Agreement are for convenience of reference only and do not constitute a part hereof.
     (f) No General Waivers. The failure of any party at any time to require performance by any other party of any provision hereof or to resort to any remedy provided herein or at law or in equity shall in no way affect the right of such party to require such performance or to resort to such remedy at any time thereafter, nor shall the waiver by any party of a breach of any of the provisions hereof be deemed to be a waiver of any subsequent breach of such provisions. No such waiver shall be effective unless in writing and signed by the party against whom such waiver is sought to be enforced.
     (g) No Obligation To Mitigate. Executive shall not be required to seek other employment or otherwise to mitigate Executive’s damages upon any termination of employment, and amounts of compensation and benefits received by Executive from any other employer shall not reduce the obligations of the Company or GCG hereunder; provided, however, that, to the extent Executive receives from a subsequent employer health or other insurance benefits that are substantially similar to the benefits referred to in Section 5(b) hereof, any such benefits to be provided by GCG or the Company to Executive following the Term shall be correspondingly reduced only as provided in Section 7.
     (h) Offsets; Withholding. The amounts required to be paid by GCG or the Company to Executive pursuant to this Agreement shall not be subject to offset for any amounts that are owed to GCG or the Company by Executive other than such amounts owed due to his receipt of funds as a result of his fraudulent activity. The foregoing and other provisions of this Agreement notwithstanding, all payments to be made to Executive under this Agreement, including under Sections 6 and 7, or otherwise by the Company, will be subject to withholding to satisfy required withholding taxes and other required deductions. In this regard, Executive shall be entitled to elect to have the Company withhold shares of common stock deliverable upon exercise of stock options or in settlement of other equity awards to satisfy mandatory tax withholding obligations, subject to the approval of the Company which shall not be unreasonably withheld.
     (i) Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of Executive, his heirs, executors, administrators and beneficiaries, and shall be binding upon and inure to the benefit of GCG, the Company and their successors and assigns.
     (j) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.
     (k) Due Authority and Execution. The execution, delivery and performance of this Agreement have been duly authorized by GCG and the Company, and this Agreement represents the valid, legal and binding obligation of the Company, enforceable against the Company according to its terms.
     (l) Representations of Executive. Executive represents and warrants to the Company that he has the legal right to enter into this Agreement and to perform all of the obligations on his part to be performed hereunder in accordance with its terms and that he is not a party to any agreement or understanding, written or oral, which prevents him from entering into this Agreement or performing all of his obligations hereunder. In the event of a breach of such representation or warranty on Executive’s part or if there is any other legal impediment which prevents him from entering into this Agreement or performing all of his material obligations hereunder, the Company shall have the right to terminate this Agreement forthwith in accordance with the same notice and hearing procedures specified above in respect of a termination by the Company for Cause pursuant to Section 7(a) and shall have no further obligations to Executive hereunder. Notwithstanding a termination by the Company under this Section 13(l), Executive’s obligations under Section 11 of this Agreement shall survive such termination.
     (m) Beneficiaries. Executive shall be entitled to designate (and change, to the extent permitted under applicable law) a beneficiary or beneficiaries to receive any compensation or benefits provided hereunder following Executive’s death.
     (n) Company Guaranty. GCG, as Executive’s employer, is primarily liable for all amounts owed to Executive under this Agreement. The Company, however, unconditionally guarantees payment of all such obligations, and this guaranty is intended to be a continuing guaranty and shall continue in force until all such obligations under this Agreement have been satisfied.
     14. Indemnification.
     (a) Indemnification. GCG, to the fullest extent permitted or authorized by the laws of the State of Delaware that govern indemnification of officers and directors of corporations, shall indemnify Executive if he is or was involved in any manner (including, without limitation as a party or witness) or is threatened to be made so involved in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, any action, suit or proceeding by or in the right of GCG to procure a judgment in its favor) (a “Proceeding”) by reason of the fact that Executive is or was a director, officer, employee or agent of (a) GCG, (b) a corporation in which GCG had at the time of such service, directly or indirectly, a 50% or greater equity interest; (c) a not-for-profit corporation if such service is at the request of GCG; or (d) any other corporation, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan) if such service is at the request of GCG or the Company, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by Executive in connection with such Proceeding.
     (b) Advances. GCG shall advance to the Executive, to the extent permitted by Delaware law that governs indemnification of officers and directors of corporations and other applicable law, all reasonable costs and expenses incurred by him in connection with a Proceeding within 20 days after receipt by GCG of a written request, with appropriate documentation, for such advance. Executive hereby agrees to repay the amount of any advance, only if it shall ultimately be determined that he is not entitled to be indemnified against such costs and expenses. All payments made to or on behalf of Executive pursuant to this Section 14 will be deemed advances for purposes of this Section 14.
     (c) Company Indemnification. The Company, to the fullest extent permitted or authorized by the laws of the State of Georgia that govern indemnification of officers, directors and employees of corporations, shall indemnify Executive as if he were an officer of the Company.
     (d) Scope of Indemnification. The provisions of this Section 14 shall cover Proceedings whether now pending or hereafter commenced and shall be retroactive to cover acts or omissions or alleged acts or omissions relating to GCG or any of its affiliates that heretofore have taken place during Executive’s tenure with GCG. Any provision contained herein notwithstanding, this Agreement shall not limit or reduce any rights of Executive to indemnification pursuant to applicable law or any other indemnification agreement, arrangement, policy or other commitment of the Company or GCG as may be from time to time in effect.
     IN WITNESS WHEREOF, Executive has hereunto set his hand and the Company and GCG have caused this instrument to be duly executed effective as of the date first above written.

CRAWFORD & COMPANY
By:	/s/ J. T. Bowman 7/1/11
	Name:	Jeffrey T. Bowman
	Title:	President & CEO

THE GARDEN CITY GROUP, INC.
By:	/s/ Neil Zola
	Name:	Neil Zola
	Title:	President

EXECUTIVE
/s/ David A. Isaac
David A. Isaac